

July 26, 2013

Via E-mail
John J. Lipinski
Chief Executive Officer
CVR Refining, LLC
2277 Plaza Drive
Suite 500
Sugar Land, TX 77479

> **Re: CVR Refining, LLC**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed July 12, 2013**
> **File No. 333-188900**

Dear Mr. Lipinski:

We have reviewed your response letter dated July 11, 2013 as well as your amended registration statement and have the following additional comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-4 Filed July 12, 2013

Cover Page

1.   In order to make clear that the offer is for the "registered" notes in exchange for the outstanding notes, please revise your prospectus cover page format to include both the offered and the exchange securities in the heading.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011, page 68

2.   We have read you response to prior comment 5 and we do not concur with your analysis regarding the appropriate manner of computing gains and losses that are realized or unrealized for derivative contracts that are accounted for at fair value, for which you have not applied hedge accounting. Gain or loss, whether realized or unrealized, should reflect only the change in fair value of the derivative instruments to comply with FASB ASC 815-10-35-2. Accordingly, please consider (i) presenting a combined realized and unrealized gain or loss figure where you disaggregate these amounts under GAAP (e.g., your statements of operations, MD&A) and (ii) referring only to amounts recognized in accordance with GAAP (i.e., total / net derivative gain or loss) and amounts characterized as "current period settlements on matured derivative contracts," for your reconciliation to adjusted EBITDA.

Notes to Consolidated and Combined Financial Statements, page F-8

Note 3. Summary of Significant Accounting Policies, page F-10

Derivative Instruments and Fair Value of Financial Instruments, page F-14

3.   Please disclose where you classify within your statements of cash flows amounts related to derivative instruments that have settled or matured and tell us the rationale for such classification. In addition, please tell us if you receive or pay a premium at inception and specify how you classify such amounts within your statement of cash flows, if applicable.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Fay, Staff Accountant, at (202) 551-3812, or John Cannarella, Staff Accountant, at (202) 551-3337, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707, with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Mr. Michael A. Levitt, Esq.